Exhibit 99.2

Interview with Bayer AG CEO Werner Baumann published in Manager Magazin:

September 15, 2016

Interview with Bayer CEO Baumann following the Monsanto deal

Bayer CEO Baumann: “An extraordinary opportunity”

Bayer’s acquisition of Monsanto is a historic deal in nearly every regard — for both the tradition-rich company and for German industry. Bayer CEO Werner Baumann announced it on Wednesday in New York and then explained it to the world finance community in a brisk sequence of conversations. In the early afternoon local time and at 8:30 p.m. Hamburg time, he took a moment to conduct an interview with manager-magazin.de — just before setting off to the Monsanto headquarters in St. Louis:

manager-magazin.de: Mr. Baumann, congratulations on your acquisition of Monsanto. But as an experienced collector, would you buy a car if you were only able to take a brief look under the hood?

Werner Baumann: That very much depends on whether I’m able to trust the seller. Then a brief but very expert glance under the hood would suffice.

mm.de: You’re paying USD 66 billion for Monsanto without having fully studied its books. Can you rule out that you’ve overlooked anything?

Baumann: When an organization has 22,000 employees and sales of USD 15 billion, no one can guarantee that he has thoroughly identified and assessed all the possible risks. But I’ll also tell you that we gained very deep insight in what was an unusually detailed due diligence process for a public acquisition. This was accompanied by exceptionally constructive support from Monsanto’s management. We’re satisfied that we can assess the main opportunities and risks.

mm.de: You estimate the cost synergies at USD 1.2 billion annually after three years, which would be around 5 percent of the combined company’s sales. That’s a very ambitious goal. How many jobs would you need to cut to achieve that?

Baumann: For our offer, we worked with assumptions that we feel were largely confirmed by the due diligence. We didn’t translate that figure into a specific number of jobs. What will help us to achieve our goal, however, is that the companies complement one another very well. We’re striving for a combination driven by growth rather than cost synergies.

mm.de: Your presentation mentions only USD 300 million in earnings synergies but USD 1.2 billion in cost synergies. That’s quite a statement.

Baumann: Yes, absolutely. It’s an ambitious objective. Let me give you an example: the cost synergies will come in part from the business outside North and Latin America, where Monsanto’s organization is weaker than that of Bayer. What’s more, we will get better procurement terms, and we’ll also be able to consolidate certain research and development activities.

mm.de: This acquisition will make you the world’s number one supplier in the seed and crop protection markets. Your Pharmaceuticals Division has been much more profitable so far. Why didn’t you strengthen that business on a major scale?

Baumann: We have very clearly said that Bayer is a Life Science company that aspires to strategically develop its three pillars into leading positions. Those are Pharmaceuticals, Consumer Health ...

mm.de: ... in other words the nonprescription medicine brands ...

Baumann: ... and Crop Science. At Crop Science, we’re dealing with a consolidating market and have now taken advantage of an extraordinary opportunity to strengthen ourselves in that business. This is a transaction that creates value for our stockholders as well. Monsanto is essentially an absolute biotech company that not only complements but also upgrades our existing business. And our highly innovative pharmaceuticals business will not suffer from this. It has everything it needs to keep developing organically in the coming years.

mm.de: Yet you now lack the money for a major pharmaceutical acquisition due to the high level of debt incurred through the Monsanto takeover.

Baumann: First, there was no similarly value-adding opportunity like that of Monsanto. Therefore the question is moot. In the coming years, we will further develop our pharmaceuticals business not just through the aforementioned organic growth, but also through inlicensing and smaller acquisitions.

mm.de: Many people suspect you acquired Monsanto primarily to ensure that Bayer wouldn’t be acquired itself. Is there any truth to that?

Baumann: That’s nonsense. We develop our business according to strategic aspects. For example, we want to be active in growth markets. What’s more, we should have the capability to play a leading role there. We must be the best owner and operator — only then will we have the legitimation for large-scale investment. That’s exactly the case with the Bayer/Monsanto combination. Bayer’s management would never recommend a defensive transaction of this magnitude, and the Supervisory Board wouldn’t approve such a deal either.

mm.de: Let’s close by talking about people rather than strategies. What will happen to Monsanto CEO Hugh Grant? Will he stay with the company after the acquisition?

Baumann: Hugh Grant has clearly said that he wants to continue optimally serving his customers and that he wants to contribute to a successful merger. We have the full commitment of Hugh Grant and his leadership team.

mm.de: Okay, but we were asking what Hugh Grant will do after the deal closes.

Baumann: We have not yet discussed personnel matters of any kind.